City National 2CAL 350 South Grand Avenue Suite 3100 Los Angeles, CA 90071-3420 213.929.2500 P 213.929.2525 F

January 16, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Patrick Fullem

Erin Purnell

Re:	Nxu, Inc.

Registration Statement on Form S-1

Filed December 30, 2024

File No. 333-284086

Dear Ladies and Gentlemen:

On behalf of Nxu, Inc. (the “Company”), we are providing this letter in response to comments received from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated January 10, 2025 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1, as filed on December 30, 2024 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing an amendment to the Registration Statement (“Amendment No. 1”) with the Commission through its EDGAR system.

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, the text of the comments in the Comment Letter has been reproduced in bold and italics herein, and the comments have been numbered to correspond with the numbers of the comments in the Comment Letter. The Company has provided its response immediately after each numbered comment. Capitalized terms used and not defined herein have the meanings given to such terms in Amendment No. 1. All references to page numbers in the Company’s responses below correspond to the page numbers in Amendment No. 1.

ALBUQUERQUE    BOISE    DALLAS    DENVER    LAS VEGAS    LOS ANGELES    LOS CABOS    ORANGE COUNTY
PHOENIX    PORTLAND    RENO    SALT LAKE CITY    SAN DIEGO    SEATTLE    TUCSON    WASHINGTON, D.C.

Registration Statement on Form S-1 filed December 30, 2024

General

1.	We note that your disclosure regarding the securities to be sold in the December 26, 2024 private placement discusses the issuances in future terms. Please revise to confirm that the securities have been issued or provide your analysis as to how registration of such securities is appropriate at this time. Refer to Securities Act Sections Compliance and Disclosure Interpretation Question 139.11.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the prospectus cover page and page 35 of Amendment No. 1 in accordance with the Staff’s comment.

2.	We note that you incorporate information by reference into your registration statement. However, since you have not filed your Form 10-K for the fiscal year ended December 31, 2024, you are not eligible to incorporate by reference. Refer to General Instruction VII.C of Form S-1. Please amend the registration statement to either remove references to incorporation by reference or file your Form 10-K for the fiscal year ended December 31, 2024, and update accordingly. Please also ensure your compensation disclosure is reflected for the fiscal year ended December 31, 2024. Refer to Regulation S-K Compliance and Disclosure Interpretation Question 117.05.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 53–62 of Amendment No. 1 in accordance with the Staff’s comment.

If you have any questions or comments regarding the Company’s responses to the Staff’s comments, please feel free to contact me directly at (213) 929-2551 or at evernon@swlaw.com.

Very truly yours,

/s/ Eileen Vernon
Eileen Vernon
of Snell & Wilmer L.L.P.

cc:	Mark Hanchett, Chief Executive Officer, Nxu, Inc. (via e-mail)

Michael M. Donahey, Esq., Snell & Wilmer L.L.P. (via e-mail)